SUPPLEMENT

     SUPPLEMENT to that certain Prospectus of Wallstreet Racing Stables, Inc. dated February 13, 1998.

     The Cover Page and "Plan of Distribution" beginning on Page 44 of the Prospectus are hereby supplemented with the following information:

          The Offering Period for sale of Common Stock by the Company has been extended by resolution of the Board of Directors dated May 14, 1998. Accordingly, certain officers and directors of the Company will continue to offer the Common Stock on a "best efforts" basis through June 13, 1998. No subscriptions will be accepted after that date and any shares of Common Stock which remain unsold will be returned to the authorized but unissued capital of the Company.






              The Date of this Supplement is May 14, 1998.